Via Edgar and Facsimile

May 28, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:	Rufus Decker
Accounting Branch Chief

Re:	Colgate-Palmolive Company (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2009
Quarterly Report on Form 10-Q for the period ended March 31, 2010
Definitive Proxy Statement on Schedule 14A filed March 24, 2010, and amended April 6, 2010 and April 16, 2010
File No. 001-00644

Dear Mr. Decker:

We are pleased to respond to the comments included in your letter dated May 17, 2010 regarding our most recently filed Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”), as indicated above. For your convenience, each of your comments is repeated below in bold, followed by our response.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2010

Exhibits 31-A and 31-B

1.
In future filings, please include the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) of your certifications.  See Item 601(b)(31) of Regulation S-K.

Response

In response to the Staff’s comment, in future filings we will include the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) of the certifications in Exhibits 31-A and 31-B.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON MARCH 24, 2010, AND AMENDED APRIL 6, 2010 AND APRIL 16, 2010

Compensation Discussion and Analysis, page 19

2.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response

As disclosed on page 13 of the Proxy Statement under the heading “Board Role in Risk Oversight,” our Personnel & Organization Committee “oversees an annual risk assessment of the Company’s compensation policies and practices, which is conducted by the Company’s Global Human Resources executives and its Chief Financial Officer and reviewed by the Board’s independent compensation consultant and focuses primarily on the design of the incentive compensation programs and the degree to which such programs appropriately balance enterprise risk and compensation.”  The most recent compensation risk assessment was conducted in February 2010.  As a result of this assessment, the Personnel & Organization Committee concluded that the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.  As a result of this conclusion, and based upon the guidance provided in Section II.A.1.c on page 13 of SEC Release No. 33-9089, we did not include any disclosure in the Proxy Statement in response to Item 402(s) of Regulation S-K.

Compensation Components, page 20

3.
We note that in determining base salaries and stock option awards you consider, among other things, individual performance.  In future filings, please describe the elements of each named executive officer’s individual performance that you take into account when determining compensation amounts.  See Item 402(b)(2)(vii) of Regulation S-K.

Response

In response to the Staff’s comment, we confirm that, in future filings, we will describe the elements of the Named Executive Officers’ individual performance, if any, that were taken into account when determining the Named Executive Officers’ base salaries and stock option awards.

Annual Incentives – Cash Bonuses, page 22

4.
We note your disclosure that you generally set bonus award opportunities at or below the median level relative to your peer group.  In future filings, please disclose where actual bonus amounts paid to your named executive officers fell relative to the benchmark and, to the extent amounts fell significantly above or below the benchmark, discuss the reasons for the variance.

Response

In response to the Staff’s comment, in future filings, when we engage in benchmarking in setting bonus award opportunities for the Named Executive Officers for whom data for comparable positions is available, we will disclose where actual bonus amounts paid to such Named Executive Officers fell relative to the benchmarks and, to the extent amounts fell significantly above or below the benchmark, discuss the reasons for the variance.

* * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above is responsive to the requests for additional information raised in your letter and it is our intention to include additional disclosures in future filings as we have described above. Should you have any questions or wish to discuss any of the above responses, please do not hesitate to contact me at (212) 310-2636 or Steve Patrick, Chief Financial Officer, at (212) 310-2194.

Very truly yours,

/s/ DENNIS J. HICKEY
Dennis J. Hickey
Vice President and Corporate Controller

cc:	Ian Cook
Chairman of the Board, President
and Chief Executive Officer

Stephen C. Patrick
Chief Financial Officer

Andrew D. Hendry
Senior Vice President,
General Counsel and Secretary

Lisa Haynes
U.S. Securities and Exchange Commission,
Staff Accountant